Xinyuan Real Estate Co., Ltd. Announces FIRST Quarter 2014 FINANCIAL RESULTS

-- 1Q14 Contract Sales Exceeds Mid-Point of Previous Guidance by 20.4%--

--1Q14 Revenue Exceeds Mid-Point of Previous Guidance by 14.6%--

BEIJING, China, May 16, 2014/PRNewswire/ – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a primary focus on high growth cities in China, today announced its unaudited financial results for the first quarter 2014.

Highlights for the First Quarter 2014

•	Total first quarter revenues were US$226.4 million, a 21.7% decrease from US$289.2 million recorded in the fourth quarter of 2013 and a 33.6% increase from US$169.4 million reported in the first quarter of 2013. First quarter revenue exceeded the mid-point of previous guidance of US$197.5 million by 14.6%.

•	Contract sales totaled US$273.9 million, a 27.4% decrease from US$377.5 million recorded in the fourth quarter of 2013 and a 53.6% increase from US$178.3 million recorded in the first quarter of 2013. First quarter contract sales exceeded the mid-point of previous guidance of US$227.5 million by 20.4%.

•	Total gross floor area (“GFA”) sales were 127,100 square meters, a 47.4% decrease from 241,700 square meters sold in the fourth quarter of 2013, and a 2.0% increase from 124,600 square meters sold in the first quarter of 2013.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue totaled 10.7% compared to 12.1% in the fourth quarter of 2013 and 7.3% in the first quarter of 2013.

•	Net income was US$10.1 million, a 68.0% decrease from US$31.6 million in the fourth quarter of 2013 and a 62.0% decrease from US$26.6 million reported in the first quarter of 2013. First quarter net income slightly exceeded the mid-point of previous net income guidance.

•	Diluted net earnings per American Depositary Share (“ADS”) attributable to shareholders were US$0.12, compared to diluted net earnings per ADS of US$0.36 in the fourth quarter of 2013 and US$0.37 per ADS in the first quarter of 2013.

1

•	Cash and cash equivalents, including restricted cash, decreased by US$182.2 million to US$655.0 million as of March 31, 2014 from US$837.2 million as of December 31, 2013. Short and long term debt increased by US$136.2 million from US$811.0 million as of December 31, 2013 to US$947.2 million as of March 31, 2014.

•	Book value was US$11.85 per ADS as of March 31, 2014.

•	The Company repurchased 1.54 million ADSs at a total cost of approximately US$7.6 million in the first quarter.

•	The Board of Directors of the Company has approved the payment of a quarterly dividend of US$0.05 per ADS payable on June 12, 2014 to shareholders of record as of May 30, 2014.

•	The Company acquired three land parcels (for a total of three development projects) in Chengdu, Sanya and Changsha respectively, for a total GFA of 611,600 square meters.

Mr. Yong Zhang, Xinyuan's Chairman said, “We experienced another strong quarter of sales exceeding our contract sales and revenue forecast as market conditions were generally stable in the cities in which we conduct operations. Of our five main projects this quarter, the majority experienced increases in average selling prices and our two main projects this quarter that experienced an ASP decrease were due to product mix. Importantly, we did not reduce prices at our available units in the first quarter. We also commenced pre-sales of one new project Beijing Xindo Park and acquired three new land parcels during the first quarter, along with one additional land acquisition in Shanghai in April.”

“As we look to the remaining quarters of the year, we expect our project activity will expand. Three new projects in China are scheduled to launch pre-sales in the second quarter, and we expect greater levels of year-over-year growth in the second quarter and the second half of the year. Our New York Oosten project in Williamsburg is expected to start pre-sales in late May. We remain committed to investing in our business for future development and growth,” concluded Mr. Zhang.

Financial Results for the First Quarter 2014

Contract Sales

Contract sales totaled US$273.9 million in the first quarter compared to US$377.5 million in the fourth quarter of 2013 and US$178.3 million in the first quarter of 2013. The Company’s GFA sales were 127,100 square meters in the first quarter of 2014 versus 241,700 square meters in the fourth quarter of 2013 and 124,600 square meters in the first quarter of 2013. The average selling price ("ASP") per square meter sold was RMB13,181 (US$2,155) in the first quarter of 2014 versus RMB9,678 (US$1,562) in the fourth quarter of 2013 and RMB8,985 (US$1,431) in the first quarter of 2013. The Company commenced pre-sales of the Beijing Xindo Park project in the first quarter with total saleable GFA of 132,400 square meters. Sales of Beijing Xindo Park contributed approximately 28.2% of GFA sales, and 44.6% of contract sales in the first quarter 2014.

2

Breakdown of GFA Sales and ASP’s by Project

	Q1 2013		Q4 2013		Q1 2014		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Zhengzhou Royal Palace	17.2	9,093	1.2	23,351	0.4	33,539	0.5
Zhengzhou Century East A	19.4	9,209	1.9	13,319	1.2	15,309	1.4
Zhengzhou Century East B	21.1	8,822	2.3	16,831	0.2	9,147	0.7
Zhengzhou Xin City	-	-	53.7	9,972	33.6	10,672	66.1
Kunshan Intl City Garden	18.3	8,519	8.8	11,209	1.1	12,887	2.4
Kunshan Royal Palace	-	-	42.5	9,265	7.0	10,615	238.9
Suzhou Xin City	-	-	52.6	8,577	19.4	9,369	25.4
Jinan Xinyuan Splendid	40.8	8,764	45.7	10,372	23.8	9,746	90.2
Xuzhou Colorful City	-	-	31.3	8,820	4.0	6,954	94.0
Beijing Xindo Park	-	-	-	-	35.8	20,867	96.6
Others	7.8	-	1.7	-	0.6	-	3.9
Total	124.6	8,985	241.7	9,678	127.1	13,181	620.1

Revenue

In the first quarter of 2014, the Company’s total revenue was US$226.4 million compared to US$289.2 million in the fourth quarter of 2013 and US$169.4 million in the first quarter of 2013.

Gross Profit

Gross profit for the first quarter of 2014 was US$59.4 million, or 26.2% of revenue, compared to a gross profit of US$94.9 million, or 32.8% of revenue, in the fourth quarter of 2013 and a gross profit of US$55.7 million, or 32.9% of revenue, in the first quarter of 2013. The gross margin decrease was mainly due to cost increases of two near completion projects and two lower margin projects which contributed 35% of total revenue in the first quarter.

Selling, General and Administrative Expenses

SG&A expenses were US$24.3 million for the first quarter of 2014 compared to US$35.1 million for the fourth quarter of 2013 and US$12.4 million for the first quarter of 2013. As a percentage of total revenue, SG&A expenses were 10.7% compared to 12.1% in the fourth quarter of 2013 and 7.3% in the first quarter of 2013. The decrease in SG&A expenses compared to the 2013 fourth quarter was mainly due to a fourth quarter year end performance based bonus payments and selling and marketing expenses related to robust sales in the fourth quarter of 2013.

3

Net Income

Net income for the first quarter of 2014 was US$10.1 million compared to US$31.6 million for the fourth quarter of 2013 and US$26.6 million for the same period in 2013. Net margin was 4.4%, compared to 10.9% in the fourth quarter of 2013 and 15.7% in the first quarter of 2013. Diluted earnings per ADS were US$0.12, compared to US$0.36 per ADS in the fourth quarter of 2013 and to US$0.37 per ADS in the same period in 2013.

Balance Sheet

As of March 31, 2014, the Company reported US$655.0 million in cash and cash equivalents (including restricted cash) compared to US$837.2 million as of December 31, 2013. Total debt outstanding was US$947.2 million, an increase of US$136.2 million compared to US$811.0 million at the end of the fourth quarter of 2013. The cash decrease was largely due to the payment of US$376.3 million for land acquisitions and deposits, partially offset by the proceeds from bank loans and other debts in the aggregate of US$192.4 million. The balance of the Company’s real estate property under development at the end of the first quarter was US$868.7 million compared to US$932.5 million at the end of the fourth quarter of 2013.

Project Status

Below is a summary table of projects that were active and available for sale in the first quarter of 2014.

	GFA		Contract Sales			Project Cost % Complete
	(m2 000)		(US$ millions)
Project	Total Active Projects	Sold to date	Total Active Projects	Sales to date	% Sold

Zhengzhou Royal Palace	132.4	131.9	241.7	238.9	98.8%	91.0%
Zhengzhou Century East A	77.3	75.9	127.5	124.9	98.0%	95.0%
Zhengzhou Century East B	166.5	165.8	247.1	246.0	99.6%	96.9%
Zhengzhou Xin City	185.0	118.9	330.1	195.7	59.3%	62.5%
Kunshan Intl City Garden	497.9	495.5	613.4	608.8	99.3%	100.0%
Kunshan Royal Palace	288.4	49.5	511.3	76.4	14.9%	41.3%
Suzhou Xin City	126.8	101.4	187.1	142.6	76.2%	71.6%
Jinan Xinyuan Splendid	565.2	475.0	795.3	669.5	84.2%	85.2%
Xuzhou Colorful City	129.3	35.3	198.9	49.6	24.9%	45.1%
Beijing Xindo Park	132.4	35.8	461.0	122.3	26.5%	68.9%
Others remaining GFA	3.9
Total active projects	2,305.1	1,685.0	3,713.4	2,474.7	66.6%	78.0%

4

As of May 15, 2014, the Company’s total saleable GFA was approximately 2,457,700 square meters for active projects and under planning stage projects. Below is a summary of all of our planning stage projects:

	Unsold GFA	Pre sales Scheduled
	(m2 000)
Zhengzhou Xindo Park	293.4	Q2 2014
Suzhou Lake Royal Palace	171.9	Q2 2014
Xingyang Splendid	240.2	Q2 2014
New York Oosten	37.1	Q2 2014
Jinan Royal Palace	420.5	Q3 2014
Newly Acquired Chengdu Land	225.0	Q4 2014
Newly Acquired Sanya Land	118.2	Q1 2015
Newly Acquired Shanghai Land	62.9	Q1 2015
Newly Acquired Changsha Land	268.4	Q1 2015
Total projects under planning	1,837.6
Total active projects	620.1
Total all Xinyuan projects	2,457.7

Second Quarter Outlook

The Company expects contract sales in the second quarter of 2014 to reach approximately US$277 million.  Revenue is expected to total US$230 million in the second quarter while net income is expected to reach US$23 million which includes certain tax expense benefits to be realized in the second quarter.

Conference Call Information

The Company will hold a conference call at 8:00 am ET on May 16, 2014 to discuss first quarter 2014 results. Listeners may access the call by dialing 1-913-312-1427. A webcast will also be available through the Company's investor relations website at http://www.xyre.com. A replay of the call will be available through May 23, 2014 by dialing 1-858-384-5517, access code: 6996086

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in Tier II cities, including Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. The Company’s U.S. development arm, XIN Development Group International, Inc. ,is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

5

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance, sales performance and activity, among others and can generally be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter into new geographic markets and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; ; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2013. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

6

For more information, please contact:

In China:

Ms. Helen Zhang

Interim Chief Financial Officer

Tel: +86 (10) 8588-9398

Email: irmanager@xyre.com

ICR, LLC

In U.S.: +1-646-308-1472

In China: +86 (10) 6583-7511

Email: William.zima@icrinc.com

7

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended

	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)

Total revenue	226,412	289,160	169,429

Total costs of revenue	(167,043)	(194,228)	(113,762)
Gross profit	59,369	94,932	55,667

Selling and distribution expenses	(4,781)	(9,443)	(2,788)
General and administrative expenses	(19,494)	(25,650)	(9,574)

Operating income	35,094	59,839	43,305

Interest income	1,531	3,084	1,635
Interest expense	(8,641)	(6,411)	-
Other income	-	1,539	-
Share of loss of equity investee	(217)	(117)	-

Income from operations before income taxes	27,767	57,934	44,940

Income taxes	(17,717)	(26,303)	(18,325)

Net income	10,050	31,631	26,615

Net income attributable to Xinyuan Real Estate Co., Ltd. shareholders	10,050	31,631	26,615

Earnings per ADS:
Basic	0.13	0.41	0.37
Diluted	0.12	0.36	0.37
ADS used in computation:
Basic	77,801	77,616	71,043
Diluted	90,810	91,097	72,292

8

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	348,096	587,119
Restricted cash	306,857	250,098
Accounts receivable	24,986	8,528
Other receivables	143,813	10,593
Restricted deposit	11,411	11,514
Deposits for land use right	480,739	297,389
Other deposits and prepayments	106,026	103,790
Advances to suppliers	20,175	15,317
Real estate property held for sale	5,524	5,524
Real estate property development completed	17,036	21,260
Real estate property under development	868,679	932,519
Amounts due from related party	1,301	820
Amounts due from employees	586	59
Other current assets	34	-

Total current assets	2,335,263	2,244,530

Real estate properties held for lease, net	61,534	60,410
Property and equipment, net	45,688	46,706
Other long-term investment	242	242
Investment in joint venture	5,676	5,945
Deferred tax assets	10,593	10,191
Deferred charges	8,699	9,049
Other assets	4,940	5,028

TOTAL ASSETS	2,472,635	2,382,101

9

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(All US$ amounts and number of shares data in thousands)
	March 31,	December 31,
	2014	2013
	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	171,161	194,403
Short-term bank loans and other debts	113,782	23,291
Customer deposits	81,805	75,285
Income tax payable	106,833	121,642
Deferred tax liabilities	85,821	78,958
Other payables and accrued liabilities	79,881	73,446
Payroll and welfare payable	4,610	19,638
Current portion of long-term bank loans and other debt	231,015	217,964
Current maturities of capital lease obligations	2,721	2,746

Total current liabilities	877,629	807,373

Non- current liabilities
Long-term bank loans	61,768	32,804
Other long term debts	540,662	536,943
Deferred tax liabilities	9,385	9,385
Unrecognized tax benefits	16,167	16,314
Capital lease obligations, net of current maturities	25,742	26,646
TOTAL LIABILITIES	1,531,353	1,429,465

Shareholders’ equity
Common shares	16	16
Treasury shares	(10,696)	(3,085)
Additional paid-in capital	535,169	534,937
Statutory reserves	68,547	68,547
Retained earnings	250,447	244,310
Accumulated other comprehensive income	97,799	107,911
TOTAL EQUITY	941,282	952,636

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,472,635	2,382,101

10